Pathfinder Acquisition Corporation

1950 University Avenue, Suite 350

Palo Alto, California 94303

January 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Brittany Ebbertt

Christine Dietz

Alexandra Barone

Jeff Kauten

Re:	Pathfinder Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed December 15, 2022 File No. 333-268068

Ladies and Gentlemen:

This letter sets forth the response of Pathfinder Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated December 30, 2022, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 Registration Statement on Form S-4

Selected Definitions, page 1

1. Staff’s comment: Please revise to include a definition of the Equity Grant Agreement entered into on November 14, 2022 and referred to throughout the filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Revised Registration Statement accordingly.

Questions and Answers for Shareholders of Pathfinder

What equity stake will current Pathfinder shareholders and current equityholders of Movella hold..., page 11

2. Staff’s comment: It appears the ownership chart here excludes the 10.75 million warrants, per your disclosure in note (4) to the table. If true, please revise notes (2) and (3) to the table to clarify this or advise. Similar concerns apply to pages 39 and 152.

Response: The Company acknowledges the Staff’s comment, confirms that the ownership chart excludes the 10.75 million warrants, and has revised the notes to the tables on pages 11, 39, 40 and 153 of the Revised Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus

Interests of Pathfinder’s Directors and Executive Officers in the Business Combination, page 44

3. Staff’s comment: We note your disclosure here, as well as on pages 62, 183 and 275, that there was $500,000 outstanding under the Working Capital loan as of September 30, 2022. However, we also note that your September 30, 2022 balance sheet on page F-26 and the pro forma information, including pro forma adjustment (E), reflect a balance of $750,000. Please revise to consistently disclose the amount due under this loan.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 45, 63, 184 and 276 of the Revised Registration Statement accordingly.

Comparative Per Share Data, page 55

4. Staff’s comment: Movella equivalent per share pro forma share information is actually computed by taking the combined pro forma share information and dividing by the exchange ratio, rather than multiplying by the exchange ratio as disclosed in note (3) to the table. Please revise or advise. Also, please explain in greater detail what you intend to convey by disclosing this information and why it is useful to an investor.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the computation involves multiplying by the exchange ratio as disclosed in note (3) to the table on page 56 of the Revised Registration Statement. The Company submits that it erroneously provided the Movella equivalent per share pro forma information for total shares outstanding and has therefore revised the disclosure on page 56 of the Revised Registration Statement accordingly by multiplying the total shares outstanding on a combined pro forma basis by the exchange ratio, and then recalculated the book value per share.

The Company respectfully submits that the Revised Registration Statement is being used by the Company as a proxy statement to solicit the consent of Company shareholders to consider and vote upon the Business Combination Proposal (as defined in the Revised Registration Statement), including the merger with Movella. The Movella equivalent per share pro forma share information is useful to existing Company shareholders as it provides an easily understandable translation of the pro forma per share information multiplied by the exchange ratio, to arrive at the equivalent respective values per share of Movella common stock.

Proposal No. 1 – Business Combination Proposal

Opinion of Duff & Phelps, Pathfinder’s Financial Advisor, page 173

5. Staff’s comment: We note your response to prior comment 15. Please clarify that the discounted cash flow analysis prepared by Duff & Phelps used the same financial projections as the model prepared by Movella, but that it was adjusted to include $1.2 million of projected stock-based compensation expense per year, as instructed by Movella’s management.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 179 of the Revised Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 246

6. Staff’s comment: Revise to disclose Pro Forma Combined net loss per share for the year ended December 31, 2021 for the no redemption and maximum redemptions scenarios.

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 248 of the Revised Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 248

7. Staff’s comment: You disclose on page F-41 that the remaining deferred underwriters commission of $5.1 million will be payable solely in the event the company completes a business combination. However, pro forma adjustment (C) and (ii) states these fees will be waived and written-off. Please revise to reconcile this apparent discrepancy or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 277, 278 and F-47 of the Revised Registration Statement accordingly.

Information about Movella, page 290

8. Staff’s comment: We note your response to prior comment 18. Throughout the filing, you continue to reference Movella’s “leading-edge sensor fusion technology” and that you believe your “proprietary sensor fusion technology is a critical element of our industry leading movement digitization solutions.” Provide disclosure to support Movella’s status as a leader in the industry with leading technology.

Response: The Company respectfully notes that based on customer feedback and the comprehensive nature and technological advantages of its solutions, Movella believes it has “leading-edge” sensor fusion technology and its proprietary sensor fusion technology is a critical element of its “industry leading” movement digitization solutions. However, the Company acknowledges the Staff’s comment and has deleted the references to “leading-edge” and “leading” throughout the Revised Registration Statement, including on page 291 of the Revised Registration Statement.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

PATHFINDER ACQUISITION CORPORATION

By:	/s/ David Chung
Name: David Chung
Title: Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey (Kirkland & Ellis LLP)

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